[Consolidated Resources Group, Inc. Letterhead]



Securities Exchange Commission               January 30, 2003
450 Fifth Street N.W.
Washington DC  20549


RE: Withdrawal by Consolidated Resources Group, Inc. f/k/a Silk Botanicals.Com, Inc. (Commission file number: 0-21725) of its Registration Statement on Form SB-2 (file no. 333-37110) pursuant to Rule 477 of the Securities Act of 1933 ("Securities Act")


Dear Sir or Madam:

Please withdraw the above registrant's Registration Statement on Form SB-2 (file no. 333-37110), filed initially on May 16, 2000, and all subsequently filed amendments pursuant to Rule 479 of the Securities Act. No securities were sold in connection with the offering.

The registrant cannot, without undue expense, complete the abovesaid Registration Statement in order to make it effective.

Please do not hesitate to contact me (or our counsel, Gary L. Blum, Esq. at 213-381-7450) for any reason on this matter.



Sincerely,



/s/Joseph Bergmann


Joseph Bergmann,
 Chief Executive Officer and Chairman